ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

January 25, 2018
VIA FEDEX AND EDGAR

Re:    Genocea Biosciences, Inc.
Form 10-K for the period ended December 31, 2016
Filed February 17, 2017
File No. 001-36289

Suzanne Hayes
Ada D. Sarmento
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes and Ms. Sarmento

On behalf of Genocea Biosciences, Inc. (the “Company”), we are hereby providing the following response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 22, 2018 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. To assist your review, we have presented the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Form 10-K for the period ended December 31, 2016
Our Immuno-Oncology Program, page 12

1.
We note your response to our prior comment 1. Please confirm that, to the extent you reference DFCI and MSKCC in your 2017 10-K, you will clarify that DFCI and MSKCC’s obligations under the agreement were limited to providing you with blood and tumor samples and that the DFCI agreement was completed in 2014 and that the MSKCC agreement expired in November 2017.

Response to Comment: The Company acknowledges the Staff’s comment and confirms that, to the extent that the Company references DFCI and/or MSKCC in the Company’s 2017 10-K, the Company will clarify that DFCI’s and/or MSKCC’s obligations under the agreements were limited to providing the Company with blood and tumor samples and that the DFCI agreement was completed in 2014 and that the MSKCC agreement expired in November 2017.

*            *             *            *            *
Please do not hesitate to call me at 617-951-7826 with any questions or further comments

Sincerely,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	William Clark Jonathan Poole